November 7, 2019

Andrew Ahlborn
Chief Financial Officer
Ready Capital Corporation
1251 Avenue of the Americas, 50th Floor
New York, NY 10020

       Re: Ready Capital Corporation
           Registration Statement on Form S-3
           Filed November 1, 2019
           File No. 333-234423

Dear Mr. Ahlborn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Michael J. Kessler, Esq.